As filed with the U.S. Securities and Exchange Commission on December 17, 2010

1933 Act File No. 333-166840

1940 Act File No. 811-05120

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 1	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 18	☒

Nuveen Municipal Value Fund, Inc.

(Exact name of Registrant as Specified in Charter)

333 West Wacker Drive, Chicago, Illinois 60606

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(Registrant’s Telephone Number, including Area Code): (800) 257-8787

Kevin J. McCarthy

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies to:

Monica L. Parry

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-166840) of Nuveen Municipal Value Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits.

1.	Contained in Part A:
Financial Highlights for the fiscal years ended October 31, 2005, 2006, 2007, 2008 and 2009 and the six-month period ended April 30, 2010.

Contained in Part B:
Financial Highlights are incorporated in Part B by reference to Registrant’s October 31, 2009 Annual Report (audited) on Form N-CSR as filed with the SEC on January 8, 2010 and the Registrant’s April 30, 2010 Semi-Annual Report (unaudited) on Form N-CSRS as filed with the SEC on July 8, 2010.

2.	Exhibits:

a.1	Articles of Incorporation of Nuveen Municipal Value Fund, Inc. (the “Fund” or the “Registrant”) dated April 7, 1987. Filed on September 27, 2010 as Exhibit a.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

a.2	Articles of Amendment to Articles of Incorporation dated May 19, 1987. Filed on September 27, 2010 as Exhibit a.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

b.	Amended and Restated By-Laws of Registrant dated February 20, 2006. Filed on September 27, 2010 as Exhibit b. to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

c.	None.

d.	Not Applicable.

e.	Terms and Conditions of the Automatic Dividend Reinvestment and Cash Purchase Plan. Filed on September 27, 2010 as Exhibit e. to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

f.	None.

g.	Investment Management Agreement between Registrant and Nuveen Asset Management dated November 13, 2007. Filed on September 27, 2010 as Exhibit g. to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

h.1	Distribution Agreement between Registrant and Nuveen Investments, LLC dated December 8, 2010.*

h.2	Equity Distribution Agreement between Registrant, Nuveen Investments, LLC, Nuveen Asset Management, and Stifel, Nicolaus & Company, Incorporated dated December 8, 2010.*

i.	Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees (as Amended and Restated Effective January 1, 2009). Filed on September 27, 2010 as Exhibit i. to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

j.1	Amended and Restated Master Custodian Agreement between Registrant and State Street Bank and Trust Company dated February 25, 2005. Filed on September 27, 2010 as Exhibit j.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

j.2	Appendix A dated March 17, 2010 to Master Custodian Agreement dated February 25, 2005. Filed on September 27, 2010 as Exhibit j.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

k.1	Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company dated October 7, 2002. Filed on September 27, 2010 as Exhibit k.1 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

k.2	Schedule A dated April 27, 2010 to the Transfer Agency and Service Agreement dated October 7, 2002. Filed on September 27, 2010 as Exhibit k.2 to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

l.	Opinion and consent of Morgan, Lewis & Bockius, LLP. Filed on December 7, 2010 as Exhibit 1. to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

m.	None.

n.	Consent of Ernst & Young LLP. Filed on December 7, 2010 as Exhibit n. to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

o.	None.

p.	Subscription Agreement of Nuveen Advisory Corp. dated April 14, 1987. Filed on September 27, 2010 as Exhibit p. to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

q.	None.

r.	Code of Ethics and Reporting Requirements of Nuveen Investments (including certain subsidiaries of Nuveen Investment, Inc.) and the Nuveen Funds. Filed on September 27, 2010 as Exhibit r. to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

s.	Powers of Attorney. Filed on December 7, 2010 as Exhibit s. to Registrant’s Registration Statement on Form N-2 (File No. 333-166840) and incorporated by reference herein.

*	Filed herewith.

Item 26: Marketing Arrangements.

See relevant Sections of the Distribution Agreement and Equity Distribution Agreement to be filed as Exhibits h.1 and h.2, respectively, to the Registration Statement.

Item 27: Other Expenses of Issuance and Distribution.

Securities and Exchange Commission Registration Fees	$14,240
FINRA	20,472
Printing and Engraving Fees	35,000
Legal Fees	100,000
Accounting Fees	15,000
Stock Exchange Fees	68,600
Miscellaneous Fees	6,688

Total	$260,000

Item 28: Persons Controlled by or under Common Control with Registrant.

Not applicable.

Item 29: Number of Holders of Securities.

At September 9, 2010:

Title of Class	Number of Record Holders
Common Shares, $0.01 par value	68,102

Item 30: Indemnification.

Article EIGHTH of the Registrant’s Articles of Incorporation provides as follows: To the maximum extent permitted by the Minnesota Business Corporation Act, as from time to time amended, the Corporation shall indemnify its currently acting and its former directors, officers, employees and agents, and those persons who, at the request of the Corporation serve or have served another corporation, partnership, joint venture, trust or other enterprise in one or more such capacities. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

Expenses (including attorneys’ fees) incurred in defending a civil or criminal action, suit or proceeding (including costs connected with the preparation of a settlement) may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, if authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay that amount of the advance which exceeds the amount which it is ultimately determined that he is entitled to receive from the Corporation by reason of indemnification as authorized herein; provided, however, that prior to making any such advance at least one of the following conditions shall have been met: (1) the indemnitee shall provide a security for his undertaking, (2) the Corporation shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the disinterested, non-party directors of the Corporation, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

Nothing in these Articles of Incorporation or in the By-Laws shall be deemed to protect or provide indemnification to any director or officer of the Corporation against any liability to the Corporation or to its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (“disabling conduct”), and the Corporation shall not indemnify any of its officers or directors against any liability to the Corporation or to its security holders unless a determination shall have been made in the manner provided hereafter that such liability has not arisen from such officer’s or director’s disabling conduct. A determination that an officer or director is entitled to indemnification shall have been properly made if it is based upon (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the indemnitee was not liable by reason of disabling conduct or, (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of directors who are neither “interested persons” of the Corporation as defined in the Investment Company Act of 1940 nor parties to the proceeding, or (b) an independent legal counsel in a written opinion.

Item 31: Business and Other Connections of Investment Adviser.

Nuveen Asset Management serves as investment adviser to separately managed accounts, closed-end management investment companies and to the following open-end management type investment companies: Nuveen Multistate Trust I, Nuveen Multistate Trust II, Nuveen Multistate Trust III, Nuveen Multistate Trust IV, Nuveen Municipal Trust, Nuveen Managed Accounts Portfolios Trust, Nuveen Investment Trust, Nuveen Investment Trust II, Nuveen Investment Trust III and Nuveen Investment Trust V.

Nuveen Asset Management has no other clients or business at the present time. For a description of other business, profession, vocation or employment of a substantial nature in which any director or officer of the investment adviser who serve as officers or Trustees of the Registrant has engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee, see the descriptions under “Management of the Fund” in Part B of this Registration Statement. Such information for the remaining senior officers of Nuveen Asset Management appears below:

Name and Position with Nuveen Asset Management	Other Business Profession, Vocation or Employment During Past Two Years
Stuart J. Cohen, Managing Director, Assistant Secretary and Assistant General Counsel

Managing Director, Assistant Secretary and Assistant General Counsel of Nuveen Investments, LLC; Managing Director and Assistant Secretary of Nuveen Investments Holdings, Inc. and Nuveen Investments Advisers Inc.; Vice President and Assistant Secretary of NWQ Investment Management Company, LLC, Nuveen HydePark Group, LLC, Nuveen Investment Solutions, Inc., Tradewinds Global Investors, LLC, NWQ Holdings, LLC, Santa Barbara Asset Management, LLC and Symphony Asset Management, LLC.

Name and Position with Nuveen Asset Management	Other Business Profession, Vocation or Employment During Past Two Years

Sherri A. Hlavacek, Managing Director and Corporate Controller

Managing Director and Corporate Controller of Nuveen Investments, Inc. and Nuveen Investments, LLC; Vice President and Corporate Controller of Nuveen Investments Holdings, Inc.; Vice President and Corporate Controller of Nuveen Investments Advisers Inc.; Vice President of Nuveen Investment Solutions, Inc. and Nuveen HydePark Group, LLC; Certified Public Accountant.

Mary E. Keefe, Managing Director and Chief Compliance Officer

Managing Director (since 2004) and Director of Compliance of Nuveen Investments, Inc.; Managing Director and Chief Compliance Officer of Nuveen Investments, LLC, Nuveen Investments Advisers Inc., Symphony Asset Management, LLC, Santa Barbara Asset Management, LLC, Nuveen Investment Solutions, Inc. and Nuveen HydePark Group, LLC; Vice President and Assistant Secretary of NWQ Holdings, LLC.

John L. MacCarthy, Executive Vice President, General Counsel and Secretary

Executive Vice President (since 2008), formerly, Senior Vice President (2006-2008), Secretary and General Counsel (since 2006) of Nuveen Investments, Inc., Nuveen Investments, LLC and Nuveen Investments Holdings, Inc.; Executive Vice President (since 2008), formerly, Senior Vice President (2006-2008) and Secretary (since 2006) of Nuveen Investments Advisers Inc., NWQ Holdings, LLC, and NWQ Investment Management Company, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management, LLC, Santa Barbara Asset Management, LLC, Nuveen HydePark Group, LLC and Nuveen Investment Solutions, Inc.

Glenn R. Richter, Executive Vice President	Executive Vice President and Chief Administrative Officer of Nuveen Investments, Inc. (since 2006); Executive Vice President of Nuveen Investments, LLC; Executive Vice President of Nuveen Investments Holdings, Inc.; Chief Administrative Officer of NWQ Holdings, LLC.

Item 32: Location of Accounts and Records.

Nuveen Asset Management, 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Articles of Incorporation, By-Laws, minutes of the board of directors and shareholders meetings and contracts of the Registrant and all advisory material of the investment adviser.

State Street Bank and Trust Company, 250 Royall Street, Canton, Massachusetts, 02021, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Nuveen Asset Management.

Item 33: Management Services.

Not applicable.

Item 34: Undertakings.

1.	Registrant undertakes to suspend the offering of its shares until it amends its prospectus if: (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	The Registrant undertakes that:

a. For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 17th day of December, 2010.

NUVEEN MUNICIPAL VALUE FUND, INC.

/S/ KEVIN J. MCCARTHY
Kevin J. McCarthy, Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title			Date
/S/ STEPHEN D. FOY STEPHEN D. FOY	Vice President and Controller (principal financial and accounting officer)			December 17, 2010

/S/ GIFFORD R. ZIMMERMAN GIFFORD R. ZIMMERMAN	Chief Administrative Officer (principal executive officer)

ROBERT P. BREMNER*	Chairman of the Board and Trustee	ý ï ï ï ï ï ï ï ï ï ï þ ï ï ï ï ï ï ï ï ï ï ï ï ý	By*:	/S/ Kevin J. McCarthy KEVIN J. MCCARTHY, Attorney-in-Fact December 17, 2010
JOHN P. AMBOIAN*	Director
JACK B. EVANS*	Director
WILLIAM C. HUNTER*	Director
DAVID J. KUNDERT*	Director
WILLIAM J. SCHNEIDER*	Director
JUDITH M. STOCKDALE*	Director
CAROLE E. STONE*	Director
TERENCE J. TOTH*	Director

*	The original powers of attorney authorizing Kevin J. McCarthy and Gifford R. Zimmerman, among others, to execute this Registration Statement, and Amendments thereto, for the directors of the Registrant on whose behalf this Registration Statement is filed, have been executed and filed as exhibit (s) to the Registrant’s Registration Statement filed on Form N-2 on December 7, 2010 (File No. 333-166840).

EXHIBIT INDEX

Name	Exhibit

Distribution Agreement between Registrant and Nuveen Investments, LLC dated December 8, 2010	h. 1

Equity Distribution Agreement between Registrant, Nuveen Investments, LLC, Nuveen Asset Management, and Stifel, Nicolaus & Company, Incorporated dated December 8, 2010	h. 2